Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are invited to Denison’s Annual General Meeting of Shareholders.

When	Where
Thursday, May 5, 2016 9:00 a.m. Reception 9:30 a.m. Meeting	InterContinental Toronto Centre Kingsway Room 225 Front Street West Toronto, Ontario, Canada M5V 2X3

The purpose of the Meeting is:

(a)	to receive the consolidated financial statements of Denison Mines Corp. for the year ended December 31, 2015, along with the auditor’s report on the statements;

(b)	to elect seven directors to the Board for the upcoming year;

(c)	to reappoint the auditor for the upcoming year and to authorize the directors to fix the remuneration of the auditor; and

(d)	to transact such other business as may properly come before the Meeting.

Your vote is important. If you held shares in Denison Mines Corp. on March 15, 2016, you are entitled to receive notice of and vote at this Meeting or any postponement or adjournment of it.

This notice is accompanied by the Management Information Circular which describes who can vote, how to vote, and what the Meeting will cover.

The 2015 Annual Report, including the audited consolidated financial statements and related management’s discussion and analysis for the year ended December 31, 2015, has been mailed to those shareholders who requested a copy. This information is also available on Denison’s website at www.denisonmines.com, on SEDAR at www.sedar.com or by request to the Corporate Secretary of the Company at 1100 - 40 University Avenue, Toronto, Ontario Canada M5J 1T1.

As described in the “notice and access” notification mailed to shareholders of the Company, Denison has opted to deliver its Meeting materials to shareholders by posting them on its website (www.denisonmines.com). The use of this alternative means of delivery is more environmentally friendly and more economical as it reduces the Company’s paper and printing use and thus reduces the Company’s printing and mailing costs.

The Meeting materials will be available on the Company’s website on March 30, 2016 and will remain on the website for one full year. The Meeting materials will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov on March 30, 2016.

Shareholders who wish to receive paper copies of the Meeting materials may request copies from the Company by calling 1-888-689-7842 or by sending an email to info@denisonmines.com no later than April 25, 2016.

If you are not able to attend the Meeting, please vote by using the proxy form or voting instruction form included with the “notice and access” notification and return it according to the instructions provided before 9:30 a.m. (Eastern Time) on May 3, 2016.

Yours truly,

Lukas Lundin

Executive Chairman

Dated March 23, 2016